Exhibit 99.2

SEC RESERVES AUDIT OF CERTAIN P&NG INTERESTS

OF YPF S.A.

IN ARGENTINA

AS OF SEPTEMBER 30, 2013

Prepared For:

YPF S.A.

Prepared By:

IHS GLOBAL CANADA INC.

January 31, 2014

Mr. Javier Sanagua

Auditor de Reservas, YPF S.A.

Macacha Guemes 515

Ciudad Autonoma de Buenos Aires

Buenos Aires, Argentina

Re:	SEC Reserves Audit of Certain P&NG Interests of YPF S.A.
In Argentina as of September 30, 2013

Dear Mr. Javier Sanagua:

This reserve statement has been prepared by IHS Global Canada Inc. (IHS) and issued on January 31, 2014 at the request of YPF S.A. (YPF), operator of certain assets in the Cuyo, Neuquina, and San Jorge Basins in Argentina. YPF holds a 100% working interest in these properties with the exception of those described below.

Properties	Working Interest (%)
Zona Central – Bella Vista Este	50
Lajas Ute	50

IHS has conducted an independent audit examination as of September 30, 2013, of the hydrocarbon liquid and natural gas proved reserves for 23 properties in the Cuyo, San Jorge and Neuquina Basins. This report is intended for inclusion in YPF’s filings (20-F, F-3) with the United States Securities and Exchange Commission.

The Chubut properties (Manantiales Behr, Restinga ali, Zona Central-Bella Vista Este and Sarmiento No Operada) were evaluated based on the information available as at December 31, 2013. Reserves were revised for these Chubut properties to reflect the new extensions to the concession dates.

On the basis of technical and other information made available to us concerning these properties, we hereby provide the reserve summary given in the table below.

IHS FEKETE RESERVOIR SOLUTIONS

Summary of Remaining Hydrocarbon Volumes

	Liquids	Gas
	(E3m3)	(E6m3)
Proved
Developed Producing	28213.0	5900.5
Developed Non-Producing	81.0	2.7
Undeveloped	12314.2	3985.0

Total Proved	40608.3	9888.3

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and NGL estimated to be recovered during field separation and plant processing and are reported in thousands (103) of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in million (106) standard cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the assumption that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes.

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

The tables below contain the reserves for each property.

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TOTAL LIQUID HYDROCARBONS

	LIQUID HYDROCARBONS (E3m3)
Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP
Cuyo
Barrancas	2190.5	11.0	103.8	2305.3
Estructura Cruz de Piedra	830.1	0.0	165.4	995.5
Lunlunta Carrizal	274.3	0.0	97.6	371.9
Ugarteche	476.6	0.0	26.1	502.7

Total Cuyo	3771.5	11.0	392.9	4175.4

San Jorge
Barranca Baya	2642.2	0.0	2031.2	4673.4
Lomas Del Cuy	1890.6	0.0	1168.7	3059.3
Los Monos	94.0	0.0	0.0	94.0
Los Perales	6246.5	0.0	2703.9	8950.4
Manantiales Behr	4269.1	0.0	42.6	4311.7
Restinga Ali	84.7	0.0	0.0	84.7
Rio Mayo*	0.0	0.0	0.0	0.0
Sarmiento No Operada	3.1	0.0	0.0	3.1
Seco Leon	3632.7	0.0	3376.1	7008.8
Zona Central - Bella Vista Este	1994.6	0.0	287.3	2281.9

Total San Jorge	20857.5	0.0	9609.7	30467.2

Neuquina
Aguada Toledo - Sierra Barrosa	1054.7	0.0	1145.5	2200.2
Barranca De Los Loros*	0.0	0.0	0.0	0.0
Cerro Fortunoso	1682.9	0.0	551.9	2234.7
Cerro Liupuca*	0.0	0.0	0.0	0.0
Cerro Negro*	0.0	0.0	0.0	0.0
El Manzano*	0.0	0.0	0.0	0.0
Lajas Ute	0.0	0.0	0.0	0.0
Las Manadas	60.0	0.0	194.6	254.6
Volcan Auca Mahuida	786.5	70.0	419.6	1276.1
Total Neuquina	3584.0	70.0	2311.6	5965.6

GRAND TOTAL	28213.0	81.0	12314.2	40608.3

*	YPF has not assigned any reserves to these fields

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NATURAL GAS VOLUMES

	GAS (E6m3)
Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP
Cuyo
Barrancas	28.7	0.2	1.2	30.1
Estructura Cruz de Piedra	14.1	0.0	2.8	16.9
Lunlunta Carrizal	4.1	0.0	1.5	5.6
Ugarteche	7.0	0.0	0.4	7.4

Total Cuyo	53.9	0.2	5.9	60.0

San Jorge
Barranca Baya	92.3	0.0	61.4	153.7
Lomas Del Cuy	167.7	0.0	96.1	263.8
Los Monos	16.9	0.0	0.0	16.9
Los Perales	1587.0	0.0	160.5	1747.5
Manantiales Behr	359.8	0.0	5.0	364.8
Restinga Ali	2.3	0.0	0.0	2.3
Rio Mayo*	0.0	0.0	0.0	0.0
Sarmiento No Operada	0.0	0.0	0.0	0.0
Seco Leon	432.6	0.0	109.5	542.1
Zona Central - Bella Vista Este	24.1	0.0	3.1	27.2

Total San Jorge	2682.7	0.0	435.6	3118.3

Neuquina
Aguada Toledo - Sierra Barrosa	2600.2	0.0	3492.7	6092.9
Barranca De Los Loros*	0.0	0.0	0.0	0.0
Cerro Fortunoso	0.0	0.0	0.0	0.0
Cerro Liupuca*	0.0	0.0	0.0	0.0
Cerro Negro*	0.0	0.0	0.0	0.0
El Manzano*	0.0	0.0	0.0	0.0
Lajas Ute	448.4	0.0	0.0	448.4
Las Manadas	5.2	0.0	16.9	22.1
Volcan Auca Mahuida	110.1	2.5	34.0	146.6

Total Neuquina	3163.9	2.5	3543.6	6710.0

GRAND TOTAL	5900.5	2.7	3985.0	9888.3

*	YPF has not assigned any reserves to these fields

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OIL VOLUMES

	OIL (E3m3)
Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP
Cuyo
Barrancas	2152.7	11.0	103.8	2267.5
Estructura Cruz de Piedra	830.1	0.0	165.4	995.5
Lunlunta Carrizal	274.3	0.0	97.6	371.9
Ugarteche	476.6	0.0	26.1	502.7

Total Cuyo	3733.7	11.0	392.9	4137.6

San Jorge
Barranca Baya	2642.2	0.0	2031.2	4673.4
Lomas Del Cuy	1890.6	0.0	1168.7	3059.3
Los Monos	94.0	0.0	0.0	94.0
Los Perales	6246.5	0.0	2703.9	8950.4
Manantiales Behr	4269.1	0.0	42.6	4311.7
Restinga Ali	84.7	0.0	0.0	84.7
Rio Mayo*	0.0	0.0	0.0	0.0
Sarmiento No Operada	3.1	0.0	0.0	3.1
Seco Leon	3632.7	0.0	3376.1	7008.8
Zona Central - Bella Vista Este	1994.6	0.0	287.3	2281.9

Total San Jorge	20857.5	0.0	9609.7	30467.2

Neuquina
Aguada Toledo - Sierra Barrosa	1054.7	0.0	1145.5	2200.2
Barranca De Los Loros*	0.0	0.0	0.0	0.0
Cerro Fortunoso	1682.9	0.0	551.9	2234.7
Cerro Liupuca*	0.0	0.0	0.0	0.0
Cerro Negro*	0.0	0.0	0.0	0.0
El Manzano*	0.0	0.0	0.0	0.0
Lajas Ute	0.0	0.0	0.0	0.0
Las Manadas	60.0	0.0	194.6	254.6
Volcan Auca Mahuida	786.5	70.0	419.6	1276.1

Total Neuquina	3584.0	70.0	2311.6	5965.6

GRAND TOTAL	28175.2	81.0	12314.2	40570.4

*	YPF has not assigned any reserves to these fields

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NGL VOLUMES

	NGL (E3m3)
Entity	PDP (CDEP)	PDNP (CDNP)	PUD (CND)	TP
Cuyo
Barrancas	37.8	0.0	0.0	37.8
Estructura Cruz de Piedra	0.0	0.0	0.0	0.0
Lunlunta Carrizal	0.0	0.0	0.0	0.0
Ugarteche	0.0	0.0	0.0	0.0

Total Cuyo	37.8	0.0	0.0	37.8

San Jorge
Barranca Baya	0.0	0.0	0.0	0.0
Lomas Del Cuy	0.0	0.0	0.0	0.0
Los Monos	0.0	0.0	0.0	0.0
Los Perales	0.0	0.0	0.0	0.0
Manantiales Behr	0.0	0.0	0.0	0.0
Restinga Ali	0.0	0.0	0.0	0.0
Rio Mayo*	0.0	0.0	0.0	0.0
Sarmiento No Operada	0.0	0.0	0.0	0.0
Seco Leon	0.0	0.0	0.0	0.0
Zona Central - Bella Vista Este	0.0	0.0	0.0	0.0

Total San Jorge	0.0	0.0	0.0	0.0

Neuquina
Aguada Toledo - Sierra Barrosa	0.0	0.0	0.0	0.0
Barranca De Los Loros*	0.0	0.0	0.0	0.0
Cerro Fortunoso	0.0	0.0	0.0	0.0
Cerro Liupuca*	0.0	0.0	0.0	0.0
Cerro Negro*	0.0	0.0	0.0	0.0
El Manzano*	0.0	0.0	0.0	0.0
Lajas Ute	0.0	0.0	0.0	0.0
Las Manadas	0.0	0.0	0.0	0.0
Volcan Auca Mahuida	0.0	0.0	0.0	0.0

Total Neuquina	0.0	0.0	0.0	0.0

GRAND TOTAL	37.8	0.0	0.0	37.8

*	YPF has not assigned any reserves to these fields

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It is our understanding that the Proved reserves estimated in this report as of September 30, 2013 constitute approximately 25.5% of YPF’s Proved reserves. It is also our understanding that the Proved Undeveloped reserves estimated in this report constitute approximately 38.6% of all YPF’s Proved Undeveloped reserves as of September 30, 2013. In addition, the Manantiales Behr, Restinga Ali, Rio mayo, Sarmiento No Operada and Zona Central-Bella Vista Este fields which were audited as of December 31, 2013 represented approximately 3.5% of the YPF Proved reserves and 1.5% of the YPF Proved Undeveloped reserves as of December 31, 2013. These proportions are on a barrel oil equivalent (BOE) basis. IHS cannot directly verify this statement as it was not requested to review YPF’s other oil and gas assets. Our study was completed on January 31, 2014.

The Chubut properties (Manantiales Behr, Restinga ali, Zona Central-Bella Vista Este and Sarmiento No Operada) were evaluated based on the information available as at December 31, 2013. Reserves were revised for these Chubut properties to reflect the new extensions to the concession dates.

IHS’ audit of the YPF reserves estimates was based on decline curve analysis to extrapolate the production of existing wells or generate type curves to estimate future production from the locations proposed by YPF. Geological information, material balance, fluid laboratory tests, reservoir simulations, field deliverability forecasts and other pertinent information was used to assess the reserves estimates and the classification/categorization of the proposed development plans.

This audit examination was based on reserve estimates and other information provided by YPF to IHS through December 2013 and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. There were no significant differences between IHS and YPF reserve estimates.

The economic tests for the September 30, 2013 reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as advised by YPF. A prior twelve-month first-day-of-the-month average price for West Texas Intermediate (WTI) crude of US$96.90/BBL serves as the foundation for the oil, condensate and gasoline price. YPF is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2017 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market. As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2013, for crude oils of

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different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217. Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation segments, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark market natural gas prices available in Argentina. IHS reviewed and accepted the prices used by YPF in estimating the reserves in Argentina.

In addition, YPF increments the crude oil, condensate and gasoline price in 2017 due to the scheduled expiration of the export retention tax mentioned above. There is no certainty at this point that this will occur, as the export tax has been scheduled to expire several times in the recent past but extended as the deadline approached. Maintaining the current price would potentially have an impact on the reserves estimates.

	Prices Based on WTI US$/BBL & US$/MMBTU
	Crude Oil	Crude Oil
	Condensate	Condensate	NGL	Natural Gas
	2014 - 2016	2017+	2014	2014+
	(US$/BBL)	(US$/BBL)	(US$/BBL)	(US$/MMBTU)
Cuyo
Barrancas	67.22	89.14	21.06	7.09
Estructura Cruz de Piedra	67.22	89.14	—	7.09
Lunlunta Carrizal	67.22	89.14	—	7.09
Ugarteche	67.22	89.14	—	—
San Jorge
Barranca Baya	71.00	91.30	—	5.97
Lomas Del Cuy	67.12	89.04	—	5.60
Los Monos	71.00	91.30	—	5.97
Los Perales	71.00	91.30	—	5.97
Manantiales Behr	66.12	—	—	4.10
Restinga Ali	66.12	—	—	—
Rio Mayo*	67.12	89.04	—	—
Sarmiento No Operada	66.12	88.04	—	—
Seco Leon	67.12	89.04	—	5.97
Zona Central - Bella Vista Este	66.12	88.04	—	—
Neuquina
Aguada Toledo - Sierra Barrosa	75.56	93.72	—	4.85
Barranca De Los Loros*	75.98	94.14	—	—
Cerro Fortunoso	63.92	85.84	—	—
Cerro Liupuca*	74.43	92.59	—	—
Cerro Negro*	74.43	92.59	—	—

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	Prices Based on WTI US$/BBL & US$/MMBTU
	Crude Oil	Crude Oil
	Condensate	Condensate	NGL	Natural Gas
	2014 - 2016	2017+	2014	2014+
	(US$/BBL)	(US$/BBL)	(US$/BBL)	(US$/MMBTU)
Neuquina - cont’d -
El Manzano*	63.92	85.84	—	—
Lajas Ute	75.56	93.72	—	4.85
Las Manadas	75.98	94.14	—	—
Volcan Auca Mahuida	75.98	94.14	—	—

*	YPF has not assigned any reserves to these fields

Future capital costs were derived from development program forecasts prepared by YPF for the fields which were summarized in economic summary tables that were provided for the reserve audit. Recent historical operating expense data were utilized as the basis for operating cost projections and was incorporated by YPF in their economic summary tables. IHS has determined that YPF has projected sufficient capital investments and operating expenses to produce economically the projected volumes.

IHS has reviewed the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at September 30, 2013 and has also reviewed the Chubut properties (Manantiales Behr, Restinga Ali, Zona Central-Bella Vista Este and Sarmiento No Operada) based on information available as at December 31, 2013 regarding new extensions to the concession dates and associated reserve revisions.

It is IHS’ opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at September 30, 2013, and additionally, the Chubut properties (Manantiales Behr, Restinga Ali, Zona Central-Bella Vista Este and Sarmiento No Operada) evaluated with updated concession date information as at December 31, 2013 are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17-CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix II). IHS concludes that the methodologies employed by YPF in the determination of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process is adequate.

IHS is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

[10]

This assessment has been conducted based on IHS’ understanding of YPF’s petroleum property rights as represented by YPF’s management. IHS is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, IHS served as independent reserve auditors. The firm’s officers and employees have no direct or indirect interest holdings in the properties evaluated. IHS’ remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit and staff members involved in the audit are included in this report.

This report has been prepared at the request of YPF regarding assets it holds in Argentina and is for inclusion in YPF’s filings with the United States Securities and Exchange Commission.

YPF will obtain IHS’ prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by IHS to YPF, which are attributed to IHS. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Yours truly, IHS Global Canada Inc. Dale Struksnes, B. Comm., CMA, C.E.T. Manager, Reserve Evaluations

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[12]

CERTIFICATE OF QUALIFICATION

I, Maria Tjoa, certify that:

1.	I graduated from the University of Dalhousie, Halifax, Nova Scotia with a Bachelor in Engineering in Electrical with Computer Engineering, in 2003 and have in excess of 7 years experience in the Petroleum Industry.

2.	I am an Engineer-In-Training in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Maria Tjoa Maria Tjoa, E.I.T.

[13]

CERTIFICATE OF QUALIFICATION

I, Carmen M. Bujor, certify that:

1.	I graduated from the University of Bucharest, Romania with a B.Sc. in Chemical Engineering in 1986, and have in excess of 17 years experience in the Petroleum Industry.

2.	I am a registered Professional Engineer in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Carmen M. Bujor Carmen M. Bujor, P.Eng.

[14]

CERTIFICATE OF QUALIFICATION

I, Robert V. Coles, certify that:

1.	I graduated from the Technical University of Nova Scotia with a Bachelor of Engineering (Mining Engineering) in 1981 and have in excess of 32 years experience in reservoir engineering, business development and property evaluation the Petroleum Industry.

2.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

3.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Robert V. Coles Robert V. Coles

[15]

CERTIFICATE OF QUALIFICATION

I, Cesar Velasquez, certify that:

1.	I graduated from the Central University of Venezuela, Caracas, Venezuela, with a B.Sc. in Petroleum Engineering in 1997, hold a Specialization, Integrated Reservoir Management from the Central University of Venezuela conferred in 2003, and have in excess of 17 years of experience in the Petroleum Industry.

2.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

3.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Cesar Velasquez Cesar Velasquez

[16]

CERTIFICATE OF QUALIFICATION

I, Ehsan Motamed, certify that:

1.	I graduated from the Petroleum University of Technology, Iran, with a B.Sc. in Chemical Engineering in 1999, hold a M.Sc. degree in Petroleum Engineering from the Petroleum University of Technology, Iran conferred in 2010, and have in excess of 12 years experience in the Petroleum Industry.

2.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

3.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Ehsan Motamed Ehsan Motamed

[17]

CERTIFICATE OF QUALIFICATION

I, Ivan Olea, certify that:

1.	I graduated from the National Autonomous University of Mexico, Mexico City, Mexico, with a B.Sc. in Petroleum Engineering in 2003, hold a M.Sc. degree in Mechanical Engineering from the University of Calgary conferred in 2006, and have in excess of 7 years experience in the Petroleum Industry.

2.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

3.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Ivan Olea Ivan Olea

[18]

CERTIFICATE OF QUALIFICATION

I, Dale Struksnes, certify that:

1.	I graduated from the Southern Alberta Institute of Technology with an Honours Diploma in Petroleum Technology in 1988 and have in excess of 25 years experience in the Petroleum Industry.

2.	I am a certified Engineering Technologist in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Dale Struksnes D. Struksnes, B. Comm., CMA, C.E.T.

[19]

CERTIFICATE OF QUALIFICATION

I, Jason K. Wilhelm, certify that:

1.	I graduated from the University of Saskatchewan with a B.Sc. in Chemical Engineering in 1996 and have in excess of 17 years experience in the Petroleum Industry.

2.	I am a registered Professional Engineer in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Jason K. Wilhelm Jason K. Wilhelm, P. Eng.

[20]

CERTIFICATE OF QUALIFICATION

I, Norbert K. Alwast, certify that:

1.	I graduated from the University of Calgary with a B.Sc. in Geology in 1986. I have in excess of 27 years experience in the Petroleum Industry.

2.	I am a registered Professional Geologist in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Norbert K. Alwast Norbert K. Alwast, P. Geol.

[21]

CERTIFICATE OF QUALIFICATION

I, Michael G. Muirhead, certify that:

1.	I graduated from the University of British Columbia with a B.Sc. in Geology. I completed my degree in 1991 and have in excess of 22 years experience in the Petroleum Industry.

2.	I am a registered Professional Geologist in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ Michael G. Muirhead Michael G. Muirhead, P. Geol.

[22]

CERTIFICATE OF QUALIFICATION

I, John B. Hughes, certify that:

1.	I graduated from the University of Calgary with a B.Sc. in Geology in 1972 and have in excess of 41 years experience in the Petroleum Industry.

2.	I am a registered Professional Geologist in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ John B. Hughes John B. Hughes, P. Geol.

[23]

CERTIFICATE OF QUALIFICATION

I, Gary D. Metcalfe, certify that:

1.	I graduated from the University of Calgary with a B.Sc. in Mechanical Engineering in 1976 and have in excess of 37 years experience in the Petroleum Industry.

2.	I am a registered Professional Engineer in the Province of Alberta.

3.	I am employed by the engineering firm, IHS Global Canada Inc., named as having prepared a report entitled, “SEC Reserves Audit of Certain P&NG Interests of YPF S.A. in Argentina as of September 30, 2013.”

4.	I have no interest, directly or indirectly, in YPF S.A. nor in the properties evaluated, nor do I expect to obtain any interest, directly or indirectly in the Company, or the properties evaluated, nor in the securities of the Company.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of public information and records, the files of YPF S.A., and the appropriate regulatory authorities.

/s/ G. D. Metcalfe G. D. Metcalfe, P. Eng.

[24]

LIMITATIONS OF REPORT

All factual data supplied by or obtained from the files of YPF S.A., were accepted as correct.

A field inspection was not considered necessary by IHS Global Canada Inc.

It should be understood that our audit does not constitute a complete reserves study. In the conduct of our examination, we have not independently verified the accuracy and completeness of all the information and data furnished by your Company with respect to ownership interest or oil and gas production. We have, however, specifically identified to you the information and data upon which we relied. Furthermore, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any of the information or data, we did not rely on that information or data until we had satisfactorily resolved our questions or independently verified it.

This report has been prepared for the exclusive use of YPF S.A. and for the information and assistance of its independent public accountants and financial lenders in connection with their review of, and report upon, the financial statements of your company and no part thereof should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete context of the report and the knowledge and consent of IHS Global Canada Inc.

The analyses, interpretations and opinions expressed in this report reflect the best judgement of IHS Global Canada Inc. Due to the inherent risks associated with the petroleum business, IHS Global Canada Inc. assumes no responsibility and makes no warranty whatsoever in connection with the information, analyses, interpretations and opinions presented herein.

[25]

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

MODERNIZATION OF OIL AND GAS REPORTING

As requested by YPF S.A., the Proved Reserve definition used in this report is in accordance with the Reserve Definitions of Rules 210-4-10(a) of Regulation S-X of the Securities Exchange Commission (SEC) as amended by the SEC “Modernization of Oil and Gas Reporting – Final Rule” published January 14, 2009.

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Probable oil and gas reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible oil and gas reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (iii) of the proved oil and gas definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

[27]

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

[28]

STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

[o]API	Degrees API (American Petroleum Institute)
B	Billion (109)
BBL	Barrels
/BBL	per barrel
BSCF or BCF	Billion standard cubic feet
BSCFD or BCFD	Billion standard cubic feet per day
Bm3	Billion cubic metres
BHP	Bottomhole pressure
BPD	Barrels per day
BOE	Barrels of oil equivalent @ xxx MSCF/BBL
BOEPD	Barrels of oil equivalent per day@ xxx MSCF/BBL
BOPD	Barrels of oil per day
BWPD	Barrels of water per day
BTU	British Thermal Units
Cp	Centipoise (a measure of viscosity)
Deg C	Degrees Celsius
Deg F	Degrees Fahrenheit
DST	Drillstem Test
E&P	Exploration and Production
EOR	Enhanced Oil Recovery
EUR	Estimated Ultimate Recovery
FDP	Field Development Plan
Ft	Foot/feet
G&A	General and Administrative Costs
GIP	Gas Initially In-Place
GJ	Gigajoules (one billion Joules)
GOR	Gas/Oil Ratio
GWC	Gas/Water Contact
IRR	Internal Rate of Return
k	Permeability
KB	Kelly Bushing
km	Kilometres
LKG	Last Known Gas
LKH	Last Known Hydrocarbons
LKO	Last Known Oil
LNG	Liquefied Natural Gas
m	Metres
M	Thousand
m3	Cubic Metres
MCF or MSCF	Thousand Standard Cubic Feet
MMCF or MMSCF	Million Standard Cubic Feet
m3/d	Cubic Metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
Mm3	Thousand Cubic Metres
Mm3/d	Thousand Cubic Metres per day

[29]

STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

MM	Million
MMBBL	Millions of Barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values = most likely
MSCFD	Thousand Standard Cubic Feet per day
MMSCFD	Million Standard Cubic Feet per day
NGL	Natural Gas Liquids
NPV	Net Present Value
OPEX	Operating Expenditure
OWC	Oil/Water Contact
Pa	Pascals (metric measurement of pressure)
P&A	Plugged and Abandoned
psi	Pounds per Square Inch
psia	Pounds per Square Inch Absolute
psig	Pounds per Square Inch Gauge
PVT	Pressure Volume Temperature
P10	10% Probability
P50	50% Probability
P90	90% Probability
Rf	Recovery Factor
RT	Rotary Table
Rw	Resistivity of Water
SCAL	Special Core Analysis
CF or SCF	Standard Cubic Feet
CFD or SCFD	Standard Cubic Feet per day
SL	Straight Line (for depreciation)
so	Oil Saturation
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
ss	Subsea
STB	Stock Tank Barrel
STOIIP	Stock Tank Oil nitially in-place
sw	Water Saturation
T	Tonnes
TD	Total Depth
TSCF or TCF	Trillion Standard Cubic Feet
TOC	Total Organic Carbon
TVD	True Vertical Depth
TVDss	True Vertical Depth Subsea
US$	United States Dollar
WC	Watercut
WI	Working Interest
WTI	West Texas Intermediate
2D	Two Dimensional
3D	Three Dimensional
4D	Four Dimensional
%	Percentage

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STANDARD OIL INDUSTRY TERMS AND ABBREVIATIONS

Reserve Classifications

PDP	Proved Developed Producing
PDNP	Proved Developed Non-Producing
PO	Possible
PR	Probable
PUD	Proved Undeveloped
TP	Proved
TPP	Total Proved Plus Probable
TPPP	Total Proved Plus Probable Plus Possible
1P	Proved Reserves
2P	Proved Plus Probable Reserves
3P	Proved Plus Probable Plus Possible Reserves

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